Exhibit 99.1

Enlivex Announces New Preclinical Data in Murine Mesothelioma Model Showing a Substantial Survival Benefit with Allocetra as Monotherapy and in Combination with Cisplatin at the ESMO Congress 2022

•	Currently used cisplatin-based combination treatments have limited efficacy against mesothelioma, which is one of the deadliest solid cancers

•	Combining cisplatin with Allocetra™ led to a substantial and statistically significant survival benefit in a murine mesothelioma model, with a survival rate of 55% observed in the combination therapy group versus rates of 0% in untreated and cisplatin monotherapy groups, and 14.2% in the Allocetra™ monotherapy group

•	Data highlight Allocetra’s™ broadly applicable immunotherapeutic effects and support an ongoing Phase I/II trial evaluating Allocetra™ combined with chemotherapy in patients with peritoneal metastases arising from solid cancer

Nes-Ziona, Israel, September 12, 2022 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced new preclinical data in a murine mesothelioma model showing a substantial and statistically significant survival benefit when Allocetra™ is combined with the chemotherapeutic agent, cisplatin. The data are featured in a poster being presented at the European Society for Medical Oncology (ESMO) Congress 2022, which is taking place both virtually and in-person at the Paris Expo Porte de Versailles in Paris, France from September 9, 2022 through September 13, 2022.

Data featured in the ESMO poster are from preclinical studies in mice implanted with AB12 mesothelioma cells. Following implantation, mice were given vehicle (untreated group), intravenous (IV) cisplatin monotherapy, Allocetra™ monotherapy administered intraperitoneally (IP), or IV cisplatin in combination with IP Allocetra™.

On day-57 post-implantation, the survival rate in the untreated group was 0%, and the mean survival duration was 31.7 ± 2.6 days. These were similar to the survival rate of 0% and slightly superior mean survival duration of 36.2 ± 5.0 days in the cisplatin monotherapy group. The survival rate and mean duration in the Allocetra™ monotherapy group were 14.2%, and 40.4 ± 10.9 days, respectively. When Allocetra™ was combined with cisplatin, a synergistic anti-cancer effect was observed, as the survival rate and mean duration in the combination therapy group were 55% and 49.3 ± 10.6 days, respectively. Notably, the increase in survival duration observed in the combination therapy group was statistically significant compared to the untreated group (p=0.0033, log rank), cisplatin monotherapy group ( p=0.0035, log rank), and Allocetra™ monotherapy (p=0.0413, log rank) group.

Also featured in the ESMO poster are preclinical mesothelioma data showing a substantial survival benefit when Allocetra™ is combined with an anti-PD1 checkpoint inhibitor, and previously presented preclinical data in mesothelioma showing a substantial survival benefit when Allocetra™ is combined with a commercially approved anti-CTLA4 checkpoint inhibitor.

“Our latest data add to an extensive body of preclinical evidence demonstrating Allocetra’s™ potential to address unmet needs in a variety of difficult-to-treat solid cancers,” said Prof. Dror Mevorach, M.D., Chief Scientific Officer of Enlivex and co-author of the poster. “The disproportionate presence of pro-tumor macrophages in tumor microenvironments severely limits the efficacy of many drug classes, including both immuno- and chemotherapies. With Allocetra™, we believe we can reprogram resident macrophages back to their homeostatic state, thereby enhancing the efficacy of complementary anti-cancer agents and avoiding the accumulation of pro-tumor macrophages. The data being presented at ESMO provide additional support for this hypothesis, as they highlight the potential benefits of combining Allocetra™ with cisplatin or immune checkpoint inhibitors such as anti-PD1 or anti-CTLA4. We look forward to discussing our findings with the medical community at this year’s congress.”

Oren Hershkovitz, Ph.D., Chief Executive Officer of Enlivex, commented, “We are very pleased with the results of these preclinical studies, which support our ongoing Phase I/II trial evaluating Allocetra™ plus chemotherapy in patients with peritoneal metastases. This trial has been carefully designed to clinically demonstrate Allocetra’s™ novel mechanism of action and further our understanding of its safety profile and anti-cancer activity. Successfully achieving these goals would represent a key milestone, as it would bring us substantially closer to providing cancer patients with a novel and highly scalable next-generation cell therapy.”

Mesothelioma, Treatment Landscape, and Macrophage-Solid Tumor Dynamics

Mesothelioma is one of the deadliest solid cancers, with the few available treatment options having limited efficacy. These include checkpoint inhibitors targeting CTLA4 and PD1, as well as cisplatin-based combinations. People most at risk for mesothelioma generally have had long-term exposure to asbestos (e.g., construction workers, pipe fitters, and shipyard workers).

In mesothelioma and other solid cancers, the efficacy of many anti-cancer agents is limited by tumor mechanisms that facilitate the recruitment of macrophages that become "pro-tumor" tumor associated macrophages (TAMs) rather than "anti-tumor" macrophages. The TAMs typically form a physical layer on top of the solid tumor and promote tumor growth and metastasis, thereby contributing to poor clinical outcomes and response to therapy. Allocetra™ is a cell therapy in development that targets these TAMs. Allocetra’s ™ proposed mechanism of action is to change the balance of macrophage populations so that they skew towards anti-tumor macrophages and away from pro-tumor macrophages.

The ESMO poster (#479P) is titled, “Synergistic anti-tumor effect of Allocetra-OTS in combination with immune checkpoint inhibitors (ICI)/chemotherapy/CAR-T, through in-vivo reprogramming of macrophages.” It is currently available for viewing on ESMO’s virtual platform and will also be presented by Prof. Mevorach, during Poster Session 13 of the ESMO Congress.

ABOUT ESMO

ESMO is a leading professional organization for medical oncology. Its core missions are to: (1) improve the quality of cancer care, from prevention and diagnosis all the way to palliative care and patient follow-up; (2) educate – doctors, cancer patients and the general public – on the best practices and latest advances in oncology; and (3) promote equal access to optimal cancer care for all patients.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as "unmet medical needs", as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit https://enlivex.com/.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com